Exhibit (a)(12)

                 HARTFORD FINANCIAL SERVICES GROUP INC. [LOGO]

               THE HARTFORD SUCCESSFULLY COMPLETES TENDER OFFER
                          FOR SHARES OF HARTFORD LIFE


          HARTFORD, Conn. -- The Hartford Financial Services Group Inc. (NYSE:
HIG) today announced the completion of its cash tender offer for all of the publicly held shares of Hartford Life, Inc. Class A Common Stock for $50.50 per share.

          A total of 21,654,794 shares of Hartford Life Class A Common Stock were tendered pursuant to the tender offer (including shares tendered by guaranteed delivery) as of 6 p.m. (EST) Wednesday, June 21, 2000, and all such shares have been accepted for payment. As a result of the shares tendered, combined with 114 million shares of Hartford Life Class B Common Stock convertible into an equal number of shares of Class A Common Stock, The Hartford will beneficially own approximately 96.87 percent of the outstanding shares of Hartford Life Class A Common Stock. Tendering stockholders will receive the $50.50 per share cash price as soon as practicable.

          The Hartford intends to promptly complete the merger of Hartford Life, as a result of which Hartford Life will become a wholly owned subsidiary of The Hartford. All Hartford Life stockholders who did not tender their shares (other than The Hartford and its subsidiaries) will have the right to receive the same $50.50 per share in cash paid in the tender offer.

          The Hartford is one of the nation's largest insurance and financial services companies, with 1999 revenues of $13.5 billion. As of March 31, 2000, The Hartford had assets of $172.4 billion and shareholders' equity of $5.7 billion. The company is a leading provider of investment products, life insurance and employee benefits; automobile and homeowners products; commercial property and casualty insurance; and reinsurance.

          The Hartford's Internet address is www.thehartford.com.